

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 11, 2008

<u>via U.S. mail</u>

Mr. Ronald E. Smith
President
Deep Down, Inc.
15473 East Freeway
Channelview, Texas 77530

> **Re: Deep Down, Inc.**
> **Schedule 14C**
> **Filed June 16, 2008**
> **File No. 0-30351**
>
> **Form 10-KSB/A**
> **Filed May 1, 2008**
> **File No. 0-30351**
>
> **Form 10-Q**
> **Filed May 16, 2008**
> **File No. 0-30351**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A filed May 1, 2008 and Form 10-Q filed May 16, 2008

1.   We note that in both your annual report for the fiscal year ended December 31,
        2007 and your quarterly report for the quarter ended March 31, 2008, you
        disclosed that your disclosure controls and procedures were <u>not</u> effective. Please
        amend your filings to include a discussion of why your disclosure controls and
        procedures were not effective. Disclose in greater detail the nature of the material
        weakness identified in your disclosure. Although, in your discussion of internal
        controls over financial reporting, you disclose in the Form 10-K that you "did not
        maintain effective controls", please discuss the weaknesses in your <u>disclosure</u>
        controls and procedures, as that term in defined in Rule 13a-15(e). Further,
        explain the specific steps that the company has taken, if any, to prevent such
        ineffectiveness from recurring in the future. We may have additional comments.

Schedule 14C filed June 16, 2008

General

2.   We note that on your cover page you indicate that as of the Record Date, there
        were 115,846,019 shares of your common stock outstanding. However, in your
        beneficial ownership table, as of December 31, 2007, there were 174,703,162
        shares outstanding. Please explain what happened to the 58,857,143 shares that
        were outstanding as of December 31, 2007 that were no longer outstanding as of
        the Record Date. Further, if there are still 174,703,162 shares outstanding, please
        explain how the written consent of holders of 70,338,251 shares obtained the
        requisite approval of shareholders to amend the articles of incorporation. Finally
        please explain how you obtained the consent of the additional shares necessary to
        achieve a majority.

Cover Page

3.   Please revise your Notice of Action to include a bullet point for each specific
        action to which holders of a majority of your outstanding voting interest provided
        their consent. For example, you do not mention the amendments to your bylaws in
        the Notice of Action, although they are discussed on page 6.

Beneficial Ownership Table, page 1

4.   Please revise and clarify this table, keeping in mind our comment above. We note,
        for example that footnote 5 to this table does not correspond to Mr. Butler
        whatsoever, and that, notwithstanding the reference in the table, there is no
        footnote 6.

Executive Compensation, page 2

5. Please revise this section to include the required information under Item 402 of Regulation S-K. We note in particular the following:

    - The information included in the "All Other Compensation" column of your Summary Compensation Table for Mr. Butler does not coincide with the information provided in footnote 2 to the table; and
    - You provide a heading titled, "Narrative Disclosure to Summary Compensation Table", but do not provide a narrative.

Employment Agreements, page 3

6. Please explain and clarify Mr. Capotosto's employment agreement with Flotation Technologies, Inc., as there is no disclosure in your filing that discusses Flotation and your recent acquisition of such business. Please clarify whether or not such employment agreement survives your purchase of the business.

Amendment of Articles, page 4

7. Provide an explanation for why the changes to your articles of incorporation and bylaws are necessary. Further, please clarify why you are amending your bylaws as well, even if such changes are for the purpose of conforming your bylaws to your amended articles of incorporation.

Summary of Amendments, page 5

8. Please revise your summary section to un-bundle each modification that is being made to your articles of incorporation. For example, please separate out each change that is being made to the structure and makeup of your board of directors to provide a clear and concise summary of the changes being made. Further, we refer you to comment number 3 and ask that you ensure that the disclosure here corresponds with the revised disclosure your notice of action. Finally, we note that the first and last paragraphs in this section appear to be duplicative.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any questions regarding our comments.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Robert Sonfield
(713) 877-1547